NATIONAL BANK OF GREECE CHIEF EXECUTIVE OFFICER Ms. Suzanne Hayes Assistant Director Division of Corporate Finance U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Athens, April 18th, 2012 RE: National Bank of Greece S.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 23, 2011 Form 20-F/A for the Fiscal Year Ended December 31, 2010 Filed July 22, 2011 Form 6-K furnished November 29, 2011 File No. 001-14960 Dear Ms. Hayes, Thank you for providing us with your comments, dated April 9, 2012, regarding our responses to your comment letter of March 30, 2012 pertaining to the Bank’s Form 20-F for the Fiscal Year ended December 31, 2010 as filed on June 23, 2011 and the Form 6-K furnished on November 29, 2011. According to the letter, the Commission would like to receive our response to the comments, or an indication of when the Bank can provide a response, within ten business days from April 9, 2012. We have started diligently going through your comments and drafting our response to ensure that you will be provided with the appropriate information which will allow you to better understand our disclosure. In order for us to finalize the review of our responses with our independent auditors and legal counsel, we would like to request from the Commission an extension to the deadline, pursuant to which we would provide our responses by May 4, 2012. We believe that this extension will give us the necessary time to address your comments and prepare a high quality response. Thank you for our ind consideration. For the National Bank of Greece S.A., Apostolos Tamvakakis